

December 11, 2020

Gil Melman
Executive Vice President, Corporate Secretary and General Counsel
Infrastructure & Energy Alternatives, Inc.
6325 Digital Way, Suite 460
Indianapolis, Indiana 46278

> **Re: Infrastructure & Energy Alternatives, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 4, 2020**
> **File No. 333-251148**

Dear Mr. Melman:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Ronald (Ron) E. Alper at 202-551-3329 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Clinton H. Smith